Exhibit 99.1

BRF - BRASIL FOODS S.A.

(formerly named  Perdigão S.A.)

A Publicly Traded Company

CNPJ n° 01.838.723/0001-27

ANNOUNCEMENT TO THE MARKET

BRF - BRASIL FOODS S.A., announces that as from today, December 10 2009, the shares issued by the Company will be traded on the BM&FBOVESPA S.A. — Securities, Commodities and Futures Exchange (“BM&FBOVESPA”) under the new symbol (“ticker”) BRFS3, and in the case of the New York Stock Exchange (“NYSE”) under the symbol (“ticker”) BRFS, replacing the former PRGA3 and PDA symbol, respectively.

São Paulo, December 10 2009

Leopoldo Viriato Saboya

CFO and IRO

BRF - Brasil Foods S.A